Exhibit 99.9

D van Heerden
Director, Minxcon
Coldstream Office Park
2 Coldstream Street
Little Falls
Roodepoort
Gauteng
South Africa

I, Daniel van Heerden, consent to the public filing of the technical report titled “A Technical Report on the Blanket Gold Mine in the Gwanda Area, Zimbabwe” and dated 01 December 2014 (the “Technical Report”) by Caledonia Mining Corporation.

I certify that the Technical Report being filed by Caledonia Mining Corporation fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this 1st of December 2014.

Signature of Qualified Person

Daniel van Heerden
Print Name of Qualified Person